SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         BOLIVIAN POWER COMPANY LIMITED
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    204425102
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                                 (CUSIP Number)

                                                   with a copy to:
Stephen Feinberg                                   Robert G. Minion, Esq.
950 Third Avenue                                   Lowenstein, Sandler, Kohl,
Twentieth Floor                                    Fisher & Boylan, P.A.
New York, New York  10022                          65 Livingston Avenue
(212) 421-2600                                     Roseland, New Jersey  07068
                                                   (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 15, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg

2)  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)           Not
(b)           Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                   Not Applicable

6)  Citizenship or Place of Organization:       United States

    Number of                                   7) Sole Voting Power:        *
    Shares Beneficially                         8) Shared Voting Power:      *
    Owned by
    Each Reporting                              9) Sole Dispositive Power:   *
      Person With:                             10) Shared Dispositive Power: *

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 209,700*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                    Not Applicable

13) Percent of Class Represented by Amount in Row
    (11):      4.9%*

14) Type of Reporting Person (See
    Instructions):       IA, IN

     * 64,840 shares (1.5%) of Bolivian Power Company Limited common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 64,760 shares (1.5%) of Bolivian Power Company Limited common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 12,000 shares (0.3%) of Bolivian Power Company Limited common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 68,100 shares (1.6%) of Bolivian Power Company Limited common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer.

     Based upon information set forth in BPCL's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, on August 1, 1996 there were issued and outstanding 4,202,127 shares of common stock of BPCL. As of November 15, 1996, Cerberus owned 64,840 of such shares, or 1.5% of those outstanding; International owned 64,760 of such shares, or 1.5% of those outstanding; Ultra owned 12,000 of such shares, or 0.3% of those outstanding and the Funds in the aggregate owned 68,100 of such shares, or 1.6% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of BPCL owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of common stock of BPCL owned by the Funds. Set forth below are the transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of BPCL during the past sixty days (each of which were effected in ordinary brokers transactions).

                                   A. Cerberus

 Date                                Quantity                     Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 15, 1996                    33,000                       $42.56

                                  B. International

Date                                Quantity                      Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 15, 1996                     27,000                      $42.56

                                    C. Ultra

Date                                Quantity                      Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 15, 1996                     5,000                       $42.56

                                    D. Funds

Date                                Quantity                      Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 15, 1996                    35,000                       $42.56

     On November 15, 1996, Mr. Feinberg ceased to be the owner of more than five percent of the common stock of BPCL.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                           November 25, 1996


                                           /s/ Stephen Feinberg
                                           _____________________________________
                                           Stephen  Feinberg,  in his capacity
                                           as the general  partner of Cerberus
                                           Associates, L.P., the general partner
                                           of Cerberus  Partners,  L.P. and as
                                           the  investment  manager for each of
                                           Cerberus  International,  Ltd., Ultra
                                           Cerberus Fund, Ltd. and the Funds


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).